FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2006

Tyler Resources Inc.

(Translation of registrant's name into English)

#500, 926 - 5th Ave. S.W.

Calgary, Alberta T2P 0N7

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X       Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No     X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tyler Resources Inc.

(Registrant)

Date April 27, 2006

“Barbara O’Neill”

Barbara O'Neill, Secretary

Yes             No     X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TYLER RESOURCES INC.

#500, 926 – 5TH Avenue S.W., Calgary, Alberta, T2P 0N7 Phone: (403) 269-6753, Fax: (403) 266-2606

TSX VENTURE SYMBOL: TYS

NEWS FOR RELEASE: April 27, 2006

NEWS RELEASE NR 06-07

For Further Information Contact:

Jean Pierre Jutras at 1-403-269-6753

Web: www.tylerresources.com

Investor Relations

Chevonne Miller, Breakthrough Financial Marketing

Inc. at 1-403-269-7676 or 1-866-269-7676 miller@breakthrough.ab.ca

Tyler announces results for 10 drill holes, including further porphyry intersects at Bahuerachi,

 including 46.7 meters grading 0.89% copper within 440.8 meters averaging 0.42% copper, 3.7 g/t silver and 0.01% Molybdenum.

Tyler Resources Inc. is very pleased to announce assay results for drill holes #62 to #65 and RC (‘Reverse Circulation’) holes 19 to 24, a total of 10 drill holes for its Bahuerachi project, Mexico.

Drill hole #62 was testing a wide section of well mineralized porphyry in the core of the Main Zone and has expanded the extent of the Main Zone mineralized porphyry complex along width and at depth.  Drill hole #62 was the deepest drill hole to date on the project with a total depth of 651 meters.  Diamond drill holes #64 and #65(A&B) were short holes in the Main Zone, designed to upgrade data density in some areas previously drilled on wider centers.

The first 6 RC holes of the current 15,000 meter program are reported, and were designed to test previously untested porphyry, skarn and sediment hosted mineralization in the core of the Main Zone.  All intercepted their target with grades and widths which will be accretive to the Main Zone resource estimate that is expected to be commissioned in May of this year.

Results are presented in the following tables and discussed below.  Sections for all Main Zone drill holes are attached and posted with the news release on our website at www.tylerresources.com.  Drill hole collar locations are shown on the attached drill plan map.

Main Zone drilling (core drilling).

Significant intervals for drill hole DDH-BAH 62, (Main Zone Porphyry).

Hole #	From (m)	To (m)	Interval (m)	Copper (%)	Gold (g/t)	Silver (g/t)	Zinc (%)	Mo (%)	Rock Type
BAH 62	0	638.5	440.8*	0.42	0.05	3.7	tr	0.01	Sediments/Minor Skarn/Porphyry/Breccia
Including	68	132	64	0.48	0.11	4.7	tr	0.009	Porphyry
And	330.8	377.5	46.7	0.89	0.1	7.1	tr	0.003	Porphyry
And	393.9	418	24.1	0.66	0.06	5.1	tr	0.002	Porphyry

*Excludes 197.7 meters of unmineralized dykes, true width of dyke dilution exaggerated by approximately 30% due to drilling angles.

Drill hole BAH-62 averaged 0.42% Cu, 0.01% Mo and 3.7 g/t silver and 0.05 g/t gold over 440.8 meters, as described above, with multiple higher grade zones within this interval.  This is the widest section of mineralized material encountered in a single drill hole to date at Bahuerachi, and confirms the presence of a robust mineralized system with overall grades comparable to numerous past or present day producing mines in porphyry-skarn systems.

April 27, 2006

Drill holes #64, #65 A/B

These two short drill holes were drilled on sections to increase data density for modeling as part of the coming resource estimate.  Both have accomplished their objectives of increasing data density and geological confidence in the areas drilled, and encountered zones of mineralized porphyry and sediments within larger low grade intervals.

Significant intervals for drill hole DDH-BAH 64, 65 A/B, (Main Zone).

Hole #	From (m)	To (m)	Interval (m)	Copper (%)	Gold (g/t)	Silver (g/t)	Zinc (%)	Mo (%)	Rock Type
BAH 64	24	66	42	0.27	0.01	2.0	tr	0.024	Porphyry
And	124	134	10	0.30	tr	5.76	tr	tr	Porphyry
And	235	247.9	12.9	0.18	tr	1.3	tr	0.013	Porphyry
And	253.6	269.9	16.3	0.23	0.02	1.6	tr	0.005	Porphyry
BAH 65A*	0	15	15	0.41	0.02	3.06	tr	0.018	Porphyry (Oxide)
And	35	47	12	0.22	0.01	1.2	0.23	0.011	Porphyry (Oxide)
And	77	91	14	0.44	0.04	3.0	tr	tr	Sediments/Porphyry
And	101	126	25	0.46	0.01	2.4	tr	0.007	Sediments/Porphyry
BAH 65B*	153	171	18	0.21	0.01	2.1	tr	tr	Sediments/Porphyry
And	242	264	22	0.28	0.02	3.0	tr	tr	Sediments/Porphyry

*Drill Hole #65 was lost at 136.6 meters, and a parallel hole (65B) was redrilled to completion.  Assay intervals quoted are from 65 A to 130 meters, and 65B from 130 meters down.

RC Drilling

Reverse circulation drilling was assigned to drilling the eastern edge of the porphyry, skarn and mineralized sediments in the Camp area of the Main Zone (drill hole locations on drill plan attached).  This drilling was conducted in order to increase data density in these areas to allow for near surface mineralization to be included in future modeling of a resource estimate.  All holes intersected mineralization of interest which will be accretive to the resource model. Mineralized intersections for RC drill holes 19 to 24 are detailed below.

Significant intervals for RC hole DDH-RC 19 to 24, (Main Zone).

Hole #	From (m)	To (m)	Interval (m)	Copper (%)	Gold (g/t)	Silver (g/t)	Zinc (%)	Mo (%)	Rock Type
RC#19	12.2	30.49	18.29	0.54	0.06	5.4	0.17	0.007	Sediments/ Skarn
And	128.05	147.87	19.82	0.25	0.02	2.5	tr	0.005	Sediments
RC#20	19.82	59.45	39.63	0.33	0.02	1.4	tr	0.005	QFP*/Sediments
Including	19.82	32.01	12.19	0.61	0.02	1.3	tr	tr	QFP-Oxide
And	111.28	125	13.72	0.27	0.01	2.9	tr	0.004	QFP/Sediments
And	144.82	175.3	30.48	0.21	0.02	1.3	tr	0.005	Sediments
RC#21	27.44	35.06	7.62	0.60	0.05	4.1	tr	Tr	QFP-Oxide
And	53.35	109.76	56.41	0.38	0.03	3.5	tr	Tr	QFP/Sediments/Skarn
RC#22	10.67	25.91	15.24	0.89	0.04	2.4	tr	0.006	Sediments-Oxide
And	45.73	71.65	25.92	0.57	0.04	5.3	0.11	0.003	Sediments-Oxide
RC#23	3.04	13.68	10.64	0.27	0.02	0.8	tr	0.004	QFP/Sediments-Oxide
And	27.36	59.28	31.92	0.59	0.05	5.9	tr	0.005	QFP
RC#24	3.04	168.72	124.64**	0.27	0.01	2.6	tr	0.005	QFP/Sediments/Skarn
including	25.84	50.68	24.84	0.55	0.03	4.2	0.10	0.005	QFP-Oxide

*QFP=porphyry

**Excludes 41.04 meters of unmineralized dykes.

April 27, 2006

Regional Exploration Drilling - Drill Hole #63

As part of our ongoing regional exploration program drill hole #63 was drilled to further test an airborne anomaly located approximately 2.1 kilometers west of the Main Zone.  This anomaly was partially tested by DDH #59.  As in drill hole #59, assays received for partial sampling of the hole have shown a few anomalous sections in gold, silver and zinc. A small porphyry dyke with strong epidote-pyrite-silica alteration encountered in both drill holes #59 and #63 is now interpreted to be part of the distal alteration system associated with the North Skarn Zone, currently being drill tested and located approximately 3.2 kilometers north of drill holes #59 and #63 as presented in Tyler’s Livemeeting and webcast of April 10th and accessible on the Tyler website.

Drilling Update

Diamond drill holes #66, 67, 68, 69, 70, 71, 72 and 73 have been completed and samples sent to the laboratory for assay.  Drill holes #74, 75 and 76 are currently in progress (see attached drill plan).

Reverse Circulation (RC) equipment has completed holes RC #25 to 30 and is continuing to work within the Main Zone.

Exploration Update-North Skarn Discovery

Drilling is currently ongoing with hole #74 in the recently outlined North Skarn Target. Since drilling began, numerous zones of strong surface copper oxide staining and in a few areas, chalcopyrite mineralization have been identified on road cuts, increasing confidence that the skarn target is the source of the large, strong copper in soil anomaly in this area.   The current drill hole is the first of a minimum of 5 drill holes for a minimum combined 1,000 meters of drilling at the North Skarn Target.

About Tyler

Tyler Resources is a junior exploration company focused on base and precious metals exploration in Mexico. Tyler’s primary project is the Bahuerachi property which hosts a large mineralized porphyry-skarn copper (Au, Ag, Mo, Zn) complex. The company is well financed and is in the early part of a 35,000 meter combined diamond and reverse circulation drilling program currently scheduled to be completed during 2006, making it one of the most active Canadian junior exploration companies operating in Mexico.

All assay work was performed by ICP at ALS-Chemex labs of Vancouver, with gold done using standard fire assay methods.  All samples sent to the lab are sealed with security tags for delivery to ALS-Chemex. Duplicate samples as well as standards and blanks are inserted in each batch of samples delivered to the laboratory and then checked to ensure proper quality assurance and quality control (QA/QC).

The Qualified Person responsible for the design and implementation of the Field Program as well as the preparation of this news release was J. P. Jutras, P.Geol., and President of the Company. The work program is being carried out with the participation of Dr. Shane William Ebert, Ph.D, P.Geo, Vice President and Director, Dustin Rainey, B.Sc Geology, Grant Couture, B.Sc., M.Sc Geology and Cornell  McDowell, B.Sc Geology, consultants to the Company.

“Jean Pierre Jutras”

Jean Pierre Jutras, President, CEO and Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as “expects”,“projects”, “plans”, “anticipates” and similar expressions, are forward-looking information that represents management of Tyler’s internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Tyler. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Tyler’s actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Tyler’s filings with the Canadian securities authorities. Accordingly, holders of Tyler shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted. Tyler disclaims any responsibility to update these forward-looking statements.

TYLER RESOURCES INC.

BAHUERACHI PROJECT, MEXICO

Sketch Geology, Sections and Drill Hole Locations NR # 06-07

Expanded Claim block (Bahuerachi 5)
DDH-BAH 74
NORTH SKARN ZONE
NORTH
Colome Skarn Trend
North Porphyry
DDH-BAH 63
DDH-BAH 59
DDH-BAH 62
DDH-BAH 67
DDH-BAH 69
DDH-BAH 68
D-57
Section 2 NE
Section 1 NE
DDH-BAH 76
Section 6NE
Los Alisos epithermal Au-Ag (Zn)
DDH-BAH 64
DDH-BAH 75
Rc 19
Rc 20-21
Rc 24
Section 560N
Section 460N
DDH-BAH 65
Rc22-23
Rc25-26
Rc29
Rc 30
Rc27-28
Rc 31
Cuesta Colorada Skarn/CRD Cu-Zn-Ag-Au
South/Goat Porphyry
DDH-BAH 73
DDH-BAH 71/72
DDH-BAH 66/70
Scale
0
1,000 m
2,000 meters
2 Km
Expanded Claim block (Bahuerachi 4)
Legend
(based on Sketch Geological Compilation Phase 1, July 2004)
Quartz-Feldspar porphyry (QFP) Complex Undifferentiated
Drill holes completed, assays reported (see previous releases)
Drill holes completed, assays outstanding
Drill holes in progress
Other targets/ mineralized areas

TYLER RESOURCES INC.

BAHUERACHI PROJECT

SIMPLIFIED GEOLOGICAL DRILL SECTION 1 NE, DRILL HOLES 04-BAH-010, 11, 12, 05BAH-17, 06BAH-64, 04RC-05, 06RC-20 and 21.
Looking North-East, Refer to geological compilation sketch map for drill hole locations, NR 06-07

04BAH-11 and 12
04RC-05
05BAH-17
06BAH-64
(projected 40m NE)
04BAH-10
06RC-21
06RC-20
900 mN
600 mN
19.81 meters @ 0.53% Cu
64.02 meters @ 0.31% Cu 2.35 g/t Ag
22.9 meters @ 1.14% Cu 0.18 g/t Au 6.9 g/t Ag 0.06% Zn
16.9 meters @ 0.80% Cu 0.07 g/t Au 13.7 g/t Ag 0.31% Zn
42 meters @ 0.27% Cu 0.01 g/t Au 2.0 g/t Ag 0.024% Mo
10 meters @ 0.30% Cu 5.76 g/t Ag
39.63 meters @ 0.33% Cu 0.02 g/t Au 1.4 g/t Ag 0.005% Mo
12.9 meters @ 0.18% Cu 1.3 g/t Ag 0.013% Mo
16.3 meters @ 0.23% Cu 0.02 g/t Au 1.6 g/t Ag 0.005% Mo
7.62 meters @ 0.60% Cu 0.05 g/t Au 4.1 g/t Ag
56.41 meters @ 0.38% Cu 0.03 g/t Au 3.5 g/t Ag
13.72 meters @ 0.27% Cu 0.01 g/t Au 2.9 g/t Ag 0.004% Mo
30.46 meters @ 0.21% Cu 0.02 g/t Au 1.3 g/t Ag 0.005% Mo
LEGEND
(Section looking northeast)
Drill hole collar location, number and projected trace.
Geology (simplified)
Post mineral dykes (R=rhyolite, A=andesite)
Post mineral feldspar-biotite+/-hornblende porphyry
QFP - Porphyry Dyke/intrusion. Moderate to strong quartz, pyrite-chalcopyrite +/- bornite +/- Mo stockworks
Garnet-pyroxene-anhydrite-sulfide skarn
Mineralized pyroxene +/- garnet skarn in calcareous-siliceous bedded sedimentary rocks
Quartz-pyrite-epidote altered andesite volcanic and volcaniclastic rocks
Fine grained sedimentary rock with sheeted quart veinlets
Marble with local fracture controlled sulfide veins and pods of skarn
Siliceous and calcareous bedded sedimentary rocks with 10-90% calc-silicates plus quartz, feldspar and anhydrite alteration
Quartz-pyrite epidote altered fine grained clastic sedimentary rocks
0
Scale
100m

TYLER RESOURCES INC.
BAHUERACHI PROJECT
SIMPLIFIED INTERPRETED GEOLOGICAL DRILL SECTION,

DRILL HOLES 04BAH-04, 05, and 14, O5BAH-45, RC 22 and 23 Looking North, Section 460 North
Refer to geological compilation sketch map and drill hole location Plan for section location, NR 06-07

785,200E
785,300E
785,400E
785,500E
1000 m elev
900 m elev
800 m elev
700 m elev
600 m elev
05BAH-45
04BAH-14
04BAH-05
04BAH-04
RC 22/23
23
22
A
31.92 meters
0.59% Cu
0.05 g/t Au
5.9 g/t Ag
0.005 % Mo
10.64 meters
0.27% Cu
0.02 g/t Au
0.004 % Mo
58 meters
0.72% Cu
15.24 meters
0.89% Cu
0.04 g/t Au
2.4 g/t Ag
0.006 % Mo
52.7 meters
0.25% Cu
108.43 meters
0.63% Cu
54 meters
0.24% Cu
0.015 g/t Au
4.3 g/t Ag
25.92 meters
0.57% Cu
0.04 g/t Au
5.3 g/t Ag
0.11% Zn
0.003 % Mo
9 meters
3.2% Zn
8.4 g/t Ag
105 meters
0.42% Cu
0.16% Zn
24 meters
0.94% Cu
1.08% Zn
0.06 g/t Au
11.6 g/t Ag
0.006 % Mo
98.9 meters
0.59% Cu
0.29% Zn
0.036 g/t Au
5.7 g/t Ag
0.017 % Mo
LEGEND
(Section looking north)
Drill hole collar location, number and projected trace.
Geology (simplified)
Post mineral andesite dykes (R=rhyolite)
QFP - Porphyry Dyke/intrusion. Moderate to strong quartz, pyrite-chalcopyrite +/- bornite +/- Mo stockworks.
Fine grained QFP
Mineralized Skarn and skarn/breccia systems (garnet dominated)
Massive sulfide
Quartz-pyrite-epidote altered andesite volcanic and volcaniclastic rocks
Fine grained sedimentary rock with sheeted quart veinlets
Marble with local fracture controlled sulfide veins and pods of skarn
Decalcified - argillized and/or dolomitized marble
Siliceous and calcareous bedded sedimentary rocks with 5-30% calc-silicates plus quartz, feldspar and anhydrite alteration
Quartz-pyrite epidote altered fine grained clastic sedimentary rocks
0
Scale
100 m